

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via E-mail

Kevin Riordan
Chief Executive Officer and President
CreXus Investment Corp.
1121 Avenue of the Americas, Inc., Suite 2902
New York, New York 10036

Re: **CreXus Investment Corporation**
       Schedule 14D-9 filed March 18, 2013
       File No. 005-85012
       Filed by CreXus Investment Corporation

Dear Mr. Riordan:

   We have the following comments on the above-referenced filing. Please understand that the purpose of our review process is to assist the transaction's compliance with the applicable disclosure requirements and to enhance the disclosure in the filing. We look forward to working with you in these respects. You are welcome to contact us at the telephone number listed at the end of this letter with any questions about our comments or on other aspects of our review.

Schedule 14D-9

1. It does not appear as though disclosures have been provided in response to the application of Rule 13e-3. In addition, CreXus does not appear as a signatory to the disclosure document filed as a Schedule 13E-3 in connection with this going private tender offer transaction. Please direct us to where we can locate these disclosures, or advise. Refer to interpretation I.K.2. available on the Division of Corporation Finance's webpage on the SEC's website, www.SEC.Gov for additional guidance addressing when an issuer might be subject to Rule 13e-3 in connection with a tender offer made by a third party. The guidance is accessible through the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm

2. The disclosure beneath the heading titled, "Reason's for the Board's Recommendation" cites only to factors considered by the Board. Item 4 of Schedule 14D-9 and corresponding Item 1012 of Regulation M-A affirmatively require reasons to be discussed. Please revise.

   Closing Comments

   As appropriate, please amend the filing promptly to comply with our comments. To facilitate the completion of our review, please furnish a detailed cover letter with your amendment that keys your responses to our comments and provides any requested information. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments, especially with respect to any disclosures provided as a result of the application of Rule 13e-3. Depending upon the response received in reply to the comments issued today and any future comments, we may ask that a supplement to the disclosures be provided to security holders.

Since the company is in possession of all facts relating to the transaction, it is responsible for the accuracy and adequacy of the disclosures. We urge the company to be certain the filing includes all information required under the Securities Exchange Act of 1934 and that it has provided all information investors require for an informed investment decision.

In connection with responding to our comments, please provide, in writing, a statement provided on behalf of CreXus Investment Corp., acknowledging that:

- CreXus is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- CreXus may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information provided in reply to the Division of Corporation Finance in our review of the filings. Please direct any questions to me at 202. 551.3266.

Very truly yours,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

Gilbert G. Menna, Esq.
John T. Haggerty
Goodwin Procter LLP
Exchange Place
Boston, MA 02109